NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

May 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Nutriband Inc. Registration Statement on Form S-1 File No. 333-271791

To Whom It May Concern:

Reference is made to the Registration Statement on Form S-1 (File No. 333-271791) filed by Nutriband Inc. (the “Company”) with the Securities and Exchange Commission on May 10, 2023 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Michael Paige, securities counsel to the Company, at (202) 363-4791 with any questions or comments.

NUTRIBAND INC.

/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer